SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                            FORM 11-K

       X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 1997

        TRANSITION REPORT PURSANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________ to ___________

                    Commision file number 1-3480

                    MDU RESOURCES GROUP, INC.
            TAX DEFERRED COMPENSATION SAVINGS PLAN FOR
               COLLECTIVE BARGAINING UNIT EMPLOYEES

                    MDU RESOURCES GROUP, INC.
                        SCHUCHART BUILDING
                      918 EAST DIVIDE AVENUE
                   BISMARCK, NORTH DAKOTA 58501




                              CONTENTS



Required Information

 Financial Statements:

   Statements of Financial Condition -- December 31,
     1997 and 1996
   Statements of Income and Changes in Participants'
     Equity -- Years ended December 31, 1997, 1996
     and 1995
   Notes to Financial Statements

   Schedules -- Schedule I has been omitted because the required information is shown in such financial statements or the notes or supplemental schedules thereto.
   Schedule II -- Allocation of Plan Assets and
     Liabilities to Investment Programs
   Schedule III -- Allocation of Plan Income and
     Changes in Plan Equity to Investment Programs
   Schedule IV -- Item 27d - Schedule of Reportable
     Transactions

   Report of Independent Public Accountants

 Signature page

 Exhibit:

   Consent of Independent Public Accountants


                      MDU RESOURCES GROUP, INC.
        TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                      BARGAINING UNIT EMPLOYEES


                  STATEMENTS OF FINANCIAL CONDITION
                            December 31,


                                            1997          1996
Assets:
 Investments -- (Schedule II)
   MDU Resources Group, Inc. common
     stock
     (1997 -- 1,669,440 shares,
        cost $26,563,457;
      1996 -- 1,698,980 shares,
        cost $25,890,885)               $52,796,040   $39,077,007
   Other                                  1,522,454     3,722,237

 Cash and cash equivalents                5,980,216       873,998


 Dividends and interest receivable          484,544       471,817

                                        $60,783,254   $44,145,059


Participants' equity:
 Distributions due terminated
   participants                         $       ---   $   691,558

 Active participants' equity             60,783,254    43,453,501

                                        $60,783,254   $44,145,059


             The accompanying notes are an integral part
                        of these statements.


                      MDU RESOURCES GROUP, INC.
        TAX DEFERRED COMPENSATION SAVINGS PLAN FOR COLLECTIVE
                      BARGAINING UNIT EMPLOYEES

      STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                      Years ended December 31,

                                         1997            1996           1995
Investment income:(Schedule III)
 Dividends                          $ 2,036,377     $ 1,937,445     $ 1,858,604
 Interest                                14,073           4,670           6,255
 Capital gains                           76,567          12,043           5,169
 Other                                    7,552            (303)          1,414
 Realized gain on
   distributions                      3,635,702         766,715         815,242
 Unrealized appreciation
   on investments                    12,020,131       4,645,842       2,683,009

                                     17,790,402       7,366,412       5,369,693
Contributions:
 Employers                              763,276         759,161         790,782
 Employees                            2,216,040       2,149,607       2,027,866
 Employee rollover                          ---           1,418             345
                                      2,979,316       2,910,186       2,818,993

Distributions to terminated
 participants                        (3,976,421)     (2,130,534)     (2,617,713)

Net transfers to Tax
 Deferred Compensation
 Savings Plan                          (155,102)       (600,455)       (133,823)

Increase in participants'
 equity                              16,638,195       7,545,609       5,437,150

Participants' equity at
 beginning of year                   44,145,059      36,599,450      31,162,300

Participants' equity at
 end of year                        $60,783,254     $44,145,059     $36,599,450


              The accompanying notes are an integral part
                          of these statements.

1.     Description of the Plan
  The MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees (the Plan) was adopted on November 6, 1986, by the Board of Directors of MDU Resources Group, Inc. (the Company) to provide a means for deferred savings and investment by eligible employees and to afford additional security for their retirement. The Plan is a defined contribution plan established effective January 1, 1987. The Company and any of its direct or indirect subsidiaries who choose to participate in the Plan are the Employers. Effective January 1, 1988 (1988 Effective Date), the Plan was amended and restated to reflect the merger and transfer of eligible employees' accounts of the MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) into the Plan. The fiscal year of the Plan is the calendar year.
  The Board of Directors of the Company may amend or modify the Plan, and the Boards of Directors of the Employers may, at any time, terminate the Plan with respect to the respective Employer.
  The Plan is administered for the Company by a five-member committee (the Committee) appointed by the Chief Executive Officer of the Company.
  Administrative expenses of the Plan are paid by the Employers, however, fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or by an offset to investment earnings.
  The Plan contains two parts: 1) The Deferred Savings feature which is the part of the Plan related to an eligible employee's ability to defer a portion of the employee's current compensation into a tax-free trust, and 2) The ESOP feature which is the part of the Plan related to participation in the ESOP, as merged into the Plan as of the Effective Date. Unless otherwise noted, these disclosures are as of December 31, 1997.

Deferred Savings
  Any employee who is at least 18 years of age, who has completed at least one year of service with a minimum of 1,000 hours worked and who is a collective bargaining unit employee of an employer whose collective bargaining unit has been offered the Plan and accepted it is eligible to participate in the Plan. An eligible employee may elect to participate in the Plan as of January 1, April 1, July 1 or October 1 following completion of one year of service and by filing a written election with the Committee to have savings contributions made on the employee's behalf.
A former participant or eligible employee who is reemployed shall again become eligible to become a participant on the first day of the month following the employee's return to employment as an eligible employee.
  Each participant may change their contribution percent at anytime by filing a written election with the Committee or via the toll free telephone service. The toll free telephone service was operated by Norwest Bank Minnesota, N.A. as recordkeeper and trustee (See Note 2 -- Changes to the Plan for 1998). The Plan allows contributions by participants varying from one percent through 15 percent (10 percent through December 31, 1995), in one percent increments, of eligible compensation for each pay period. In addition, the Plan accepts rollover contributions from other qualified retirement plans or an Individual Retirement Account
(IRA) that only holds assets distributed from a qualified plan as adjusted for earnings, losses and gains attributable thereto.
Such savings contributions on behalf of a participant are credited to the participant's Rollover Account. An election is made by each participant to allocate contributions to any or all of the seven available investment options. The investment election made must be designated in 10 percent increments of the total amount contributed by the participant to be invested in common stock of the Company, an equity indexed mutual fund, a bond market indexed fund, a balanced fund, a small-cap fund, an international fund or a short-term investment fund. The small-cap and international fund options were available as investment options as of March 1, 1997. Such savings contributions reduce, on a dollar-for-dollar basis, the participant's taxable earnings in the year in which the savings contributions are made. Eligible compensation is defined as the employee's total compensation (not in excess of $160,000 for 1997 and not in excess of $150,000 for 1996 and 1995) from the Employer, unreduced by any savings contributions of the eligible employee to the Plan, and any amount contributed by the Employer pursuant to a salary reduction agreement and which is not includible in the gross income of an employee, excluding other contributions to the Plan, contributions to other employee benefit plans and certain additional items of compensation which do not constitute direct earnings.
  A participant may authorize suspension of such participant's savings contributions to the Plan via the toll free telephone service. Such suspension of savings contributions is effective as soon as administratively feasible but not later than 30 days from the request. Suspended savings contributions may not be made up by savings contributions at a later time.
  Each participant's Employer makes a matching contribution, equal to a percentage of such participant's monthly savings contributions up to a specified percent of a participant's compensation as provided under the Plan, which is credited to such participant's Matching Contribution Account. All matching contributions are invested in common stock of the Company.
  A participant's interest in a Savings Contribution Account or a Matching Contribution Account is at all times fully vested and nonforfeitable. Effective March 1, 1997, participant accounts are valued on a daily basis.
  The Plan limits the elective deferral contribution for each participant to the annual dollar limit as designated in Section 402(g) of the Internal Revenue Code of 1986 as amended (the Code) for the calendar year, as adjusted. For each participant, contributions (other than rollovers) credited to an account in any plan year, when aggregated with contributions under all other qualified plans maintained by the Employers, cannot be greater than the maximum contribution permitted by Section 415 of the Code. The deduction for contributions to the Plan, when taken together with all other contributions made by the Employer to other qualified retirement plans, cannot exceed the maximum amount deductible under Section 404 of the Code. The Plan also limits the aggregate savings contributions which may be made on behalf of highly compensated employees.
  Generally, once each month, the Employers remit all authorized contributions made by the participants to the trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1994 (See Note 2 -- Changes to the Plan for 1998). Contributions for common stock, including the Employers' matching contribution, are used by the trustee to purchase shares of MDU Resources Group, Inc. common stock (MDU stock) directly in the open market. All such market purchases may be made at such prices as the trustee may determine in its sole and absolute discretion. The trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock. The funds contributed to the equity indexed mutual fund were invested in the Vanguard Index-500 Portfolio (Vanguard Equity), which trades in the 500 common stocks listed on the Standard & Poor's 500 Composite Stock Price Index. The funds contributed to the bond market indexed fund were invested in the Vanguard Total Bond Market Index Fund (Vanguard Bond), which invests in corporate bonds which attempt to match the Lehman Brothers Aggregate Bond Index. The funds contributed to the balanced fund are invested in the Dodge & Cox Balanced Fund (Dodge & Cox Balanced), which invests in well-established companies' stocks and bonds. The funds contributed to the small-cap fund are invested in the Baron Asset Fund (Small-Cap), which invests in common stock of small and medium-sized companies. The funds contributed to the international fund were invested in the EuroPacific Growth Fund (International), which invests in equity securities of issuers domiciled in Europe or the Pacific Basin, securities through depository receipts which may be denominated in various currencies or securities convertible into common stocks, straight debt securities, government securities, or noncovertible preferred stocks. The funds contributed to the short-term investment fund (Money Market) were invested in short-term, high-quality, money market investments. Effective January 1, 1997, the Dodge & Cox Balanced replaced the Fidelity Balanced Fund (Fidelity Balanced) and the Vanguard Bond replaced the Dreyfus Bond Market Index Fund (Mellon Bond) (See Note 2 -- Changes to the Plan for
1998).
  Any dividends, interest, gains, losses or other distributions on the above mentioned investments and short-term investment income allocated to a participant's accounts are reinvested in the appropriate investment medium, which is credited to the participant's accounts. As amounts are allocated to each participant's accounts, they become fully vested.
  The amount credited to a participant's Savings Contribution Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Amounts credited to such accounts will be paid as soon as practicable after such amounts are ascertained; provided that such payment shall not be made prior to the participant's attainment of age 65 without the written consent of the participant if the value of such accounts exceeds $3,500.
  A participant may make withdrawals from such participant's Savings Contribution Account or Matching Contribution Account under certain conditions.

ESOP
  Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of the Effective Date or the date as of which an ESOP Account is established under the Plan, whichever is later.
  As of the 1988 Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company to such accounts, other than to reflect dividends or other earnings, unless and to the extent the Company in its sole discretion shall make additional contributions.
  A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.
  Distributions are consistent with the Deferred Savings feature previously mentioned.
  Each participant with an ESOP Account, who has attained age 55 and who has completed at least 10 years of participation under the ESOP, the Plan or both, is entitled to elect the distribution of a percentage of the value of the participant's ESOP Account attributable to common stock acquired under the ESOP or ESOP feature after December 31, 1986. This form of distribution is offered to allow the participant to diversify the investment of a portion of their ESOP account.

2.  Changes to the Plan for 1998
  The recordkeeper and trustee of the Plan was changed on January 1, 1998 from Norwest Bank Minnesota, N.A. to New York Life Benefit Services, Inc. (NYLBSI) and New York Life Trust Company (NYLTC), respectively. A new trust agreement with NYLTC was entered into effective January 1, 1998.
  On January 2, 1998 four of the investment options were replaced due to the conversion to NYLBSI/NYLTC. The Vanguard Equity, Vanguard Bond, International and the Money Market funds were replaced with the MainStay Institutional Indexed Equity Fund (MainStay Equity), MainStay Institutional Indexed Bond Fund (MainStay Bond), Templeton Foreign Fund Class I (Templeton) and New York Life Insurance Company Anchor Account (Anchor), respectively. The MainStay Equity invests in the 500 common stocks listed on the Standard & Poor's 500 Composite Stock Price Index. The MainStay Bond invests in investment grade corporate and U.S. government bonds, mortgage backed securities and asset backed securities. The Templeton invests primarily in stock and debt obligations of companies and governments outside the United States. The Anchor invests in high quality fixed income securities.
  Effective in 1998, a participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lessor of $50,000 or one-half of the participant's account balance subject to certain limitations. Loans must be repaid over specified periods through payroll deduction and bear interest at the prevailing prime rate in effect at the time the loan is made, plus one percent.

3.  Summary of Significant Accounting Policies
Investment valuation --
  Investments held by the Plan are carried at market value.
Market value for Mellon Bond was determined from several independent pricing sources. Market value for the Money Market approximates cost. The Plan's other investment valuations are based on published market quotations.

Contributions --
  Employer and employee contributions are recorded by the Plan when received or determined to be receivable. Employee contributions are accumulated by the Employers through payroll reductions.

Other --
  Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

4.  Investments
  The cost basis for distributions from the Plan is calculated using the average cost per participant.  Information concerning distributions to terminated participants and other participants meeting certain conditions of the Plan during 1997, 1996 and 1995 was as follows:
                        Deferred Savings                      ESOP
                   1997      1996      1995        1997       1996        1995
MDU Stock:
 Number of
   shares         83,949    43,186    39,459      54,948      47,798      59,062
 Market value $2,063,772  $943,533  $944,138  $1,327,177  $1,037,104  $1,355,176
 Average cost $1,482,426  $728,258  $769,184    $684,293    $555,131    $744,054
Cash            $584,875  $137,448  $314,555        $597     $12,449     $16,518


  The net changes in unrealized appreciation of Plan investments during 1997, 1996 and 1995 were as follows:

                           Deferred Savings                            ESOP
                     1997        1996      1995            1997        1996       1995
Unrealized
 appreciation
 - January 1     $7,220,907  $3,918,743  $1,924,203     $7,090,970  $5,747,292  $5,058,823
Change during
 the year         7,340,800   3,302,164   1,994,540      4,679,331   1,343,678     688,469

Unrealized
 appreciation
 - December 31  $14,561,707  $7,220,907  $3,918,743    $11,770,301  $7,090,970  $5,747,292

5.  Federal Income Taxes
  The Internal Revenue Service (IRS) has informed the Company that the Plan, as amended through August 16, 1994, is qualified under
Section 1.401-1 of the Income Tax Regulations. The Company intends to file subsequent plan amendments with the IRS to receive final determination. The Company believes the Plan, as amended, will remain exempt from federal income tax under Section 501(a) of the Code. Contributions under the Plan and earnings of the trust will not be taxable to the participants until distributed. Except as stated below, any distribution made to a participant is taxable as ordinary income in the year of distribution.
  Under current law, the amount taxable as ordinary income may be eligible for a special five-year averaging method of taxation (participants who reached age 50 before 1986 may be eligible for ten-year averaging) if the participant has participated in the Plan for five years prior to the year in which the distribution is received. Any net unrealized appreciation at the time of distribution will be treated as long-term capital gain upon the subsequent sale of the common stock (unless the participant has previously elected to include this amount as income in the year of distribution) and any further appreciation subsequent to the date of distribution will be treated as long-term or short-term capital gain depending on the participant's holding period.
  Distributions from the Plan may qualify under the Code as "eligible rollover distributions." An eligible rollover distribution is a distribution paid directly from the Plan to an IRA or another employer plan that accepts rollovers or paid to the participant and rolled over by the participant within 60 days to a qualifying IRA or another employer qualified plan. If a participant chooses either of these options, such participant is not taxed on the amount rolled over until the participant later receives a distribution from the IRA or the employer plan.
  The foregoing covers only the general federal income tax aspects of Plan participation and distributions.


                            SUPPLEMENTAL

                              SCHEDULES


                                     ALLOCATION OF PLAN ASSETS AND
                                   LIABILITIES TO INVESTMENT PROGRAMS
                                           December 31, 1997

                          ESOP                                                      Deferred Savings            Total
                                                  Vanguard  Vanguard Dodge & Cox             Inter-    Money  Deferred
                       MDU Stock    MDU Stock      Equity      Bond    Balanced  Small-Cap  national  Market   Savings      Total
Assets:
  Investments --
    Participants             536          697         391       144       139       103        65       30
    Number of shares/
      units              615,695    1,053,745         ---       ---    11,149    14,455        16   76,280    1,155,645    1,771,340
    Cost             $ 7,701,054  $18,862,403  $      ---  $    ---  $712,847  $633,453  $    449  $76,280  $20,285,432  $27,986,486

    Market value     $19,471,355  $33,324,685  $      ---  $    ---  $744,521  $701,234  $    419  $76,280  $34,847,139  $54,318,494

  Cash and cash
    equivalents            9,660      152,254   5,116,364   494,785       ---       ---   207,153      ---    5,970,556    5,980,216

  Dividends and
    interest
    receivable           178,719      305,442         ---       ---       ---       ---       ---      383      305,825      484,544
                     $19,659,734  $33,782,381  $5,116,364  $494,785  $744,521  $701,234  $207,572  $76,663  $41,123,520  $60,783,254

Participants' equity:
  Distributions due
    terminated
    participants     $       ---  $       ---  $      ---  $    ---  $    ---  $    ---  $    ---  $   ---  $       ---  $       ---

  Active participants'
    equity            19,659,734   33,782,381   5,116,364   494,785   744,521   701,234   207,572   76,663   41,123,520   60,783,254
                     $19,659,734  $33,782,381  $5,116,364  $494,785  $744,521  $701,234  $207,572  $76,663  $41,123,520  $60,783,254

                              The accompanying notes are an integral part
                                           of this schedule.

                                      ALLOCATION OF PLAN ASSETS AND
                                   LIABILITIES TO INVESTMENT PROGRAMS
                                           December 31, 1996

                           ESOP                         Deferred Savings                      Total
                                                   Vanguard    Mellon   Fidelity   Money     Deferred
                        MDU Stock     MDU Stock     Equity      Bond    Balanced   Market     Savings         Total
Assets:
  Investments --
    Participants               546          689         366       153       109        26
    Number of shares/
      units                643,521    1,055,459      49,996       257       ---   261,898      1,367,610    2,011,131
    Cost               $ 7,710,244  $18,180,641  $2,332,074  $  2,510  $    ---  $261,898    $20,777,123  $28,487,367

    Market value       $14,801,214  $24,275,793  $3,457,828  $  2,511  $    ---  $261,898    $27,998,030  $42,799,244

  Cash and cash
    equivalents                ---        ---             1   492,254   381,742         1        873,998      873,998

  Dividends and
    interest
    receivable             178,578      293,075           7         1         2       154        293,239      471,817
                       $14,979,792  $24,568,868  $3,457,836  $494,766  $381,744  $262,053    $29,165,267  $44,145,059

Participants' equity:
  Distributions due
    terminated
    participants       $   303,994  $   374,321  $    8,624  $  4,619  $    ---  $    ---    $   387,564  $   691,558

  Active participants'
    equity              14,675,798   24,194,547   3,449,212   490,147   381,744   262,053     28,777,703   43,453,501
                       $14,979,792  $24,568,868  $3,457,836  $494,766  $381,744  $262,053    $29,165,267  $44,145,059

                                   The accompanying notes are an integral part
                                           of this schedule.

                                        ALLOCATION OF PLAN INCOME AND CHANGES
                                 IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                      Year ended December 31, 1997

                         ESOP                             Deferred Savings                                     Total
                                               Vanguard   Vanguard Dodge & Cox         Inter-     Money       Deferred
                      MDU Stock   MDU Stock     Equity      Bond    Balanced  Small-Cap national  Market       Savings       Total
Investment income:
  Dividends        $   711,945  $ 1,201,123  $   72,394  $ 28,919  $ 19,208  $    ---  $  2,788  $    ---  $ 1,324,432  $2,036,377
  Interest                 712        7,478         115        28        19       ---       ---     5,721       13,361      14,073
  Capital gains            ---          ---      32,926       ---    33,688       ---     9,953       ---       76,567      76,567
  Other                    ---       (3,740)      1,927       220       511     7,054     1,835      (255)       7,552       7,552
  Realized gain (loss)
    on distributions   642,884      705,130   2,261,280    14,277    17,333     9,096   (14,298)      ---    2,992,818   3,635,702
  Unrealized
    appreciation
    (depreciation) on
    investments      4,679,331    8,367,131  (1,125,754)       (1)   31,674    67,781       (31)      ---    7,340,800  12,020,131
                     6,034,872   10,277,122   1,242,888    43,443   102,433    83,931       247     5,466   11,755,530  17,790,402
Contributions:
  Employers --
    MDU                    ---      559,114         ---       ---       ---       ---       ---       ---      559,114     559,114
    Williston Basin        ---       89,958         ---       ---       ---       ---       ---       ---       89,958      89,958
    Knife River            ---      114,204         ---       ---       ---       ---       ---       ---      114,204     114,204
                           ---      763,276         ---       ---       ---       ---       ---       ---      763,276     763,276

  Employees --
    MDU                    ---      946,006     425,915    51,919    92,543    65,706    39,710     9,659    1,631,458   1,631,458
    Williston Basin        ---      143,677      77,388     8,167    21,153     8,752     4,350     4,136      267,623     267,623
    Knife River            ---      218,565      66,397    11,753     8,484     5,855     3,326     2,579      316,959     316,959
                           ---    1,308,248     569,700    71,839   122,180    80,313    47,386    16,374    2,216,040   2,216,040

  Employee rollover --
    MDU                    ---          ---         ---       ---       ---       ---       ---       ---          ---          ---
    Williston Basin        ---          ---         ---       ---       ---       ---       ---       ---          ---          ---
    Knife River            ---          ---         ---       ---       ---       ---       ---       ---          ---          ---
                           ---          ---         ---       ---       ---       ---       ---       ---          ---          ---

                           ---    2,071,524     569,700    71,839   122,180    80,313    47,386    16,374    2,979,316    2,979,316

Distributions to
  terminated
  participants      (1,327,774)  (2,201,403)   (159,986)  (32,428)  (15,313)   (1,317)     (461) (237,739)  (2,648,647)  (3,976,421)


Transfers of
  participants' equity:
  Fund to Fund             ---     (872,000)     70,301   (85,813)  154,274   541,640   161,080    30,518          ---          ---
  Plan to Plan         (27,156)     (61,730)    (64,375)    2,978      (797)   (3,333)     (680)       (9)    (127,946)    (155,102)
                       (27,156)    (933,730)      5,926   (82,835)  153,477   538,307   160,400    30,509     (127,946)    (155,102)
Increase (decrease)
  in participants'
  equity             4,679,942    9,213,513   1,658,528        19   362,777   701,234   207,572  (185,390)  11,958,253   16,638,195

Participants' equity
  at beginning
  of year           14,979,792   24,568,868   3,457,836   494,766   381,744       ---       ---   262,053   29,165,267   44,145,059

Participants' equity
  at end of year   $19,659,734  $33,782,381  $5,116,364  $494,785  $744,521  $701,234  $207,572  $ 76,663  $41,123,520  $60,783,254


The accompanying notes are an integral part of this schedule.

                                 ALLOCATION OF PLAN INCOME AND CHANGES
                                 IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                      Year ended December 31, 1996

                            ESOP                   Deferred Savings                            Total
                                                   Vanguard    Mellon   Fidelity   Money      Deferred
                         MDU Stock    MDU Stock     Equity      Bond    Balanced   Market     Savings      Total
Investment income:
  Dividends            $   711,730  $ 1,122,376  $   60,055  $ 27,185  $ 16,099  $    ---    $ 1,225,715   $ 1,937,445
  Interest                     208        2,312         294        82        55     1,719          4,462         4,670
  Capital gains                ---          ---      12,043       ---       ---       ---         12,043        12,043
  Other                        ---          ---         ---       ---       ---      (303)          (303)         (303)
  Realized gain on
    distributions          490,598      218,851      15,393    11,221    30,652       ---        276,117       766,715
  Unrealized appreciation
    (depreciation) on
    investments          1,343,678    2,831,555     511,367   (26,310)  (14,448)      ---      3,302,164     4,645,842
                         2,546,214    4,175,094     599,152    12,178    32,358     1,416      4,820,198     7,366,412
Contributions:
  Employers --
    MDU                        ---      551,752         ---       ---       ---       ---        551,752       551,752
    Williston Basin            ---       86,159         ---       ---       ---       ---         86,159        86,159
    Knife River                ---      121,250         ---       ---       ---       ---        121,250       121,250
                               ---      759,161         ---       ---       ---       ---        759,161       759,161
  Employees --
    MDU                        ---    1,029,139     390,154    60,887    86,261     8,772      1,575,213     1,575,213
    Williston Basin            ---      155,618      74,084     8,968     8,363     4,220        251,253       251,253
    Knife River                ---      245,156      57,859    12,049     6,501     1,576        323,141       323,141
                               ---    1,429,913     522,097    81,904   101,125    14,568      2,149,607     2,149,607
  Employee rollover --
    MDU                        ---          871         547       ---       ---       ---          1,418         1,418
    Williston Basin            ---          ---         ---       ---       ---       ---            ---           ---
    Knife River                ---          ---         ---       ---       ---       ---            ---           ---
                               ---          871         547       ---       ---       ---          1,418         1,418
                               ---    2,189,945     522,644    81,904   101,125    14,568      2,910,186     2,910,186

Distributions to
  terminated
  participants          (1,049,553)    (977,874)    (75,325)  (14,638)   (8,961)   (4,183)    (1,080,981)   (2,130,534)

Transfers of
  participants' equity:
  Fund to Fund                 ---     (346,851)    160,000    (6,723)  (20,353)  213,927            ---           ---
  Plan to Plan            (286,464)    (214,882)    (97,313)   (1,796)      ---       ---       (313,991)     (600,455)
                          (286,464)    (561,733)     62,687    (8,519)  (20,353)  213,927       (313,991)     (600,455)
Increase in
  participants' equity   1,210,197    4,825,432   1,109,158    70,925   104,169   225,728      6,335,412     7,545,609

Participants' equity
  at beginning of year  13,769,595   19,743,436   2,348,678   423,841   277,575    36,325     22,829,855    36,599,450

Participants' equity
  at end of year       $14,979,792  $24,568,868  $3,457,836  $494,766  $381,744  $262,053    $29,165,267   $44,145,059

                                  The accompanying notes are an integral part
                                           of this schedule.


                                 ALLOCATION OF PLAN INCOME AND CHANGES
                                 IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                      Year ended December 31, 1995
                            ESOP                       Deferred Savings                       Total
                                                   Vanguard     Mellon  Fidelity  Money      Deferred
                         MDU Stock  MDU Stock       Equity      Bond    Balanced  Market     Savings     Total
Investment income:
  Dividends            $   767,861  $ 1,012,285  $   46,899  $ 21,874  $  9,685  $   ---  $ 1,090,743  $ 1,858,604
  Interest                      45        4,022         239        91        63    1,795        6,210        6,255
  Capital gains                ---          ---       5,169       ---       ---      ---        5,169        5,169
  Other                        ---        1,482         ---       ---       ---      (68)       1,414        1,414
  Realized gain (loss)
    on distributions       605,311      186,746      22,762       522       (99)     ---      209,931      815,242
  Unrealized appreciation
    on investments         688,469    1,416,242     521,231    37,782    19,285      ---    1,994,540    2,683,009
                         2,061,686    2,620,777     596,300    60,269    28,934    1,727    3,308,007    5,369,693
Contributions:
  Employers --
    MDU                        ---      567,306         ---       ---       ---      ---      567,306      567,306
    Williston Basin            ---       86,123         ---       ---       ---      ---       86,123       86,123
    Knife River                ---      137,353         ---       ---       ---      ---      137,353      137,353
                               ---      790,782         ---       ---       ---      ---      790,782      790,782
  Employees --
    MDU                        ---    1,014,255     291,358    56,685    91,978    6,060    1,460,336    1,460,336
    Williston Basin            ---      143,289      53,697     8,462     6,396    7,750      219,594      219,594
    Knife River                ---      273,698      50,124    14,188     7,739    2,187      347,936      347,936
                               ---    1,431,242     395,179    79,335   106,113   15,997    2,027,866    2,027,866
  Employee rollover --
    MDU                        ---          345         ---       ---       ---      ---          345          345
    Williston Basin            ---          ---         ---       ---       ---      ---          ---          ---
    Knife River                ---          ---         ---       ---       ---      ---          ---          ---
                               ---          345         ---       ---       ---      ---          345          345
                               ---    2,222,369     395,179    79,335   106,113   15,997    2,818,993    2,818,993

Distributions to
  terminated
  participants          (1,359,020)  (1,153,967)    (78,875)  (18,442)   (2,821)  (4,588)  (1,258,693)  (2,617,713)

Transfers of
  participants' equity:
  Fund to Fund                 ---       44,885     (45,143)    3,208    (6,487)   3,537          ---          ---
  Plan to Plan             (59,204)     (63,147)    (11,472)      ---       ---      ---      (74,619)    (133,823)
                           (59,204)     (18,262)    (56,615)    3,208    (6,487)   3,537      (74,619)    (133,823)

Increase in
  participants' equity     643,462    3,670,917     855,989   124,370   125,739   16,673    4,793,688    5,437,150

Participants' equity
  at beginning of year  13,126,133   16,072,519   1,492,689   299,471   151,836   19,652   18,036,167   31,162,300

Participants' equity
  at end of year       $13,769,595  $19,743,436  $2,348,678  $423,841  $277,575  $36,325  $22,829,855  $36,599,450

                              The accompanying notes are an integral part
                                           of this schedule.

                              ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                        As of December 31, 1997


Series of Transactions within the Plan Year in Aggregate Involving more than Five Percent:
                                                       Purchases      Sales/Redemptions    Gain on
       Fund           Description                   Number   Amount   Number   Amount    Transactions
ESOP
  MDU Stock       No reportable transactions
Deferred Savings
  MDU Stock       Norwest Short-term
                    Investment Fund                  129   $4,772,260   164  $4,650,885            ---
                  MDU Resources Group, Inc.
                   Common Stock                       26    $3,202,325    7    $443,649       $123,784
  Vanguard Equity Vanguard Index - 500 Portfolio      72    $1,235,001   55  $5,828,261     $2,261,280
  Vanguard Bond   No reportable transactions
  Dodge & Cox
    Balanced      No reportable transactions
  Small-Cap       No reportable transactions
  International   No reportable transactions
  Money Market    No reportable transactions


Single Security Transaction within the Plan Year Involving more than Five Percent:
                                                                                    Current Value
                                                   Purchase   Selling    Cost of      of asset on       Gain on
       Fund           Description                    Price     Price      Asset     Transaction Date   Transactions
  Vanguard Equity Vanguard Index - 500 Portfolio      ---   $5,116,362  $3,132,480     $5,116,362      $1,983,882




                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To MDU Resources Group, Inc.:

We have audited the accompanying statements of financial condition of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees as of December 31, 1997 and 1996, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees as of December 31, 1997 and 1996, and the results of its operations and the changes in its participants' equity for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                      /s/ ARTHUR ANDERSEN LLP
                                      ARTHUR ANDERSEN LLP


Minneapolis, Minnesota,
March 18, 1998


                             SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Tax Deferred Compensation Savings Plan For Collective Bargaining Unit Employees committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 MDU Resources Group, Inc.
                                 Tax Deferred Compensation
                                 Savings Plan for Collective
                                 Bargaining Unit Employees




Date: March 27, 1998                By /s/ Douglas C. Kane
                                    Douglas C. Kane (Chairman)